CF Finance Acquisition Corp. II
110 East 59th Street
New York, New York 10022
July 31, 2020
Securities and Exchange Commission
EDGAR Filer Department
Authentication Documentation

			Re: Accession Number 9999999996-20-016690
			- Follow up Authentication Document
To Whom It May Concern:
Attached is a notarized Form ID for CF Finance Acquisition Corp. II.
On May 7, 2020, I filed the attached form ID via the EDGAR system, but due to COVID - 19 was unable to notarize the document.
In keeping with the SEC's rules, I have enclosed a notarized copy of the document that was filed on May 7, 2020.
On July 30, 2020, Mr. Brajer
re-executed the document and
I witnessed his signature via the MyTeams app.
If you have any questions about the attached document please contact me at 646-826-9229.
Marianne Bellucci
Senior Real Estate Paralegal
Cantor Fitzgerald






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